EXHIBIT 99.1

Evaxion Presents Proof-of-Principle for Its Unique AI Model Predicting Responses to Cancer Immunotherapy

  Evaxion today presents a novel AI model designed to predict patient responses to standard-of-care cancer immunotherapy

  The model demonstrates promising potential for improving patient outcomes, reducing healthcare costs and is scalable for broader applications

  Evaxion will pursue a partnership-based approach towards a commercial offering

COPENHAGEN, Denmark, Nov. 15, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, presents for the first time its AI model designed to predict patient responses to cancer immunotherapy at the Biomarkers & Precision Oncology Europe conference in Berlin, Germany.

The broad use of immunotherapy drugs called checkpoint inhibitors has significantly advanced cancer treatment. However, their effectiveness is limited, with success rates at approximately 15% for most cancers. This inherent challenge emphasizes the critical need for a reliable approach to identify the patients who will benefit from standard-of-care cancer immunotherapy. This can improve patient outcomes and reduce healthcare costs.

“When I joined Evaxion, I was inspired by the wealth of opportunities to improve the lives of patients facing life-threatening diseases. Building upon Evaxion’s core competencies, we have developed an AI model that shows promising results in predicting patients at risk of advancing into progressive disease while undergoing checkpoint inhibitor therapy, enabling earlier intervention with alternative treatments,” commented Christian Kanstrup, Evaxion’s Chief Executive Officer.

Christian continued, “We set out to improve patient outcomes and address the growing healthcare burden by developing our first checkpoint inhibitor response predictor model. The model relies on our unique AI-Immunology™ platform, builds upon our existing core competencies and is part of the “Responder” leg of our corporate strategy. Today’s presentation marks our first step on our journey towards this goal, and we will develop a commercial offering where collaboration and partnerships will be instrumental in achieving our vision for a more cost-effective and efficient healthcare system as well as improving patient outcomes.”

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform: AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties, including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech